EXHIBIT 3
                          BAKER BROTHERS INVESTMENTS


January 13, 2006


David Scott
Chariman, AnorMED Inc.


Dear David,

As I have stated to you and other directors, I have lost confidence that the current Board of Directors of AnorMed will act to make decisions that are in the best interests of the shareholders. Contrary to your e-mail, my concern is not based solely on the very serious issues I had with the Board's decision-making process in connection with the recently completed financing, although that certainly crystallized my concerns as to Board oversight and process that had been developing over time. I continue to believe that the Company is potentially very valuable and underappreciated, and am deeply concerned that management and the Board may make decisions motivated by desires other than maximizing shareholder value.

When we spoke last week, I suggested to you that a possible solution which would help address these concerns would be to have four of the current directors step down and replace them with five new directors, of which one would be a second representative of Baker Brothers Advisors and the other four would be independent directors recommended by Baker Brothers Advisors who have a range of experience relevant to a small and rapidly changing biotechnology company like AnorMED. As part of that transition I thought that it would be best if I became Chair of the Board of Directors for an interim period to help ensure the effective functioning of the new Board (as I would be the one member of the Board who would know all of the directors best), and that after this transition the new Board could select a longer term Chair.

I appreciate your taking the time to touch base with the other directors over the last week to discuss my proposal and I will gladly take you up on your suggestion to call a Board meeting as soon as possible so that, as a group, we can discuss in detail my proposal. But, as I indicated to you last week, I do feel that time is pressing. Further, as you might imagine, I am very concerned that engaging in this discussion will not be fruitful and may unnecessarily delay or deflect the changes that I feel a majority of the shareholders would consider necessary at this time.

The company needs to be able to make important decisions over the coming months on a number of issues. I want to be sure that a Board of Directors is in place that has the confidence of a majority of the company's shareholders (including the funds we manage, who are the company's largest shareholder group) before any further strategic decisions are taken. I believe it is in the interests of all shareholders that this goal be reached as soon as possible given the challenges that lie ahead. Based upon both informal discussions I have had with other shareholders of the Company, and the significant appreciation in the stock price over the past few weeks, I believe that there is broad-based shareholder support for significant change at the Board level. Ultimately, we must all acknowledge that it is the Company's shareholders - and not its directors - who elect the Board.


To ensure that this process is expedited, I am sending to the Company and each director a formal request that the Baker funds are making, as holders of more than 5% of the outstanding shares of AnorMED, pursuant to subsection 143(1) of the Canada Business Corporations Act that AnorMED call a special meeting of shareholders to remove all of the current directors of the Company and to elect a new Board. I will forward to the company over the coming days the names of the nominees who the Baker funds will propose to replace the current Board. I trust that the company will move to call this meeting as quickly as possible so that the meeting can be conducted within the next 45 days.

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I believe that making this request now should not preclude the Board from gathering as soon as possible to discuss my previous suggestion and explore a mutually acceptable way of immediately transforming the Board of Directors in a significant way. But given my fear that this may not be possible, as the representative of the largest shareholder group of AnorMED, I feel it is imperative that we start today a process that will ensure that the shareholders of AnorMED have in place, as soon as possible, a Board of Directors in which they have the utmost confidence.

I will do whatever I can to adjust my personal schedule to accommodate a meeting of the Board of Directors over the coming days. Please let me know as soon as possible what days might be possible so that I can make any necessary arrangements.

Yours,



Felix Baker
Managing Member
Baker Brothers Advisors

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